UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Idea Sports Entertainment Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87815W 10 1

(CUSIP Number)

William B. Bradshaw, 1675 Tanglewood Road, Columbia, SC 29204 (803) 254-1662

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  87815W-10-1

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only): William B. Bradshaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 652,500 8. Shared Voting Power: 0 9. Sole Dispositive Power: 652,500 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 652,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X1	☐
13.	Percent of Class Represented by Amount in Row (11): .8%[2]
14.	Type of Reporting Person (See Instructions): IN

[1]	Bradshaw Investments, Inc. owns 500,000 shares of common stock of the issuer according to the issuer’s annual report on Form 10-KSB for the year ended December 31, 2002. Mr. Bradshaw owns 25% of Bradshaw Investments Inc., with his parents and siblings owning the remaining interests in the business. Mr. Bradshaw is a passive investor in such enterprise and has never exercised any voting rights with regard to his 25% interest. To his knowledge as of the date of this filing, Mr. Bradshaw does not have the power to control the voting or disposition of the stock of the issuer owned by Bradshaw Investments, Inc. Consequently, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, Mr. Bradshaw disclaims beneficial ownership of the stock of the issuer owned by Bradshaw Investments, Inc. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, the filing of this statement shall not be construed as an admission that he is, for purposes of sections 13(d) or (g) of the Securities Exchange Act of 1934, the beneficial owner of any stock of the issuer held by Bradshaw Investments, Inc.
[2]	Pursuant to Rule 13d-3, the percentage reflects the relationship that the number of shares of common stock of the issuer that the reporting person beneficially owns as of the filing date of this Schedule bears to the 84,632,412 shares of the common stock outstanding on March 2, 2005 (as reported in the issuer’s annual report on Form 10-KSB for the year ended December 31, 2004 and filed with the SEC on April 15, 2005).

Item 1. Security and Issuer

This amendment to Schedule 13D is filed with respect to the common stock, par value $0.001 per share, of Idea Sports Entertainment Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13801 Reese Boulevard West, Suite 150, Huntersville, North Carolina 28078.

Item 2. Identity and Background

(a)	William B. Bradshaw is an individual resident of South Carolina.

(b)	Mr. Bradshaw’s residential address is 1675 Tanglewood Road, Columbia, South Carolina 29204.

(c)	Mr. Bradshaw is self-employed, with his principal business address being the same as his residential address listed in Item 2(B) above and his principal business being an independent distributor of Advocare, a vitamin and weight-loss supplement.

(d)	During the last five years, Mr. Bradshaw has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Bradshaw has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bradshaw is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On May 15, 2001, the Issuer acquired the assets of Maxx Motor Sports, Inc., as evidenced by the Form 8-K and related Exhibit 10.1 filed by the Issuer with the SEC as of May 29, 2001. In connection with the aforementioned acquisition, the Issuer issued Mr. Bradshaw 3,212,500 shares of common stock of the Issuer in exchange for Mr. Bradshaw’s satisfaction of certain debt owed Mr. Bradshaw by Maxx Motor Sports, Inc. The debt owed Mr. Bradshaw by Maxx Motor Sports, Inc. included a note in favor of Mr. Bradshaw in the principal amount of $364,000 and certain outstanding consulting fees. On October 23, 2003, Mr. Bradshaw attempted to report this acquisition by filing a Schedule 13D, but the filed Schedule 13D failed to detail accurately Mr. Bradshaw’s identity or acquisition. Mr. Bradshaw ceased to be the beneficial owner of more than five percent of the common stock of the Issuer as of November 30, 2004 when he sold 30,000 shares of common stock of the Issuer on the market in a resale transaction pursuant to Rule 144 promulgated under the Securities Exchange Act of 1934.3 Mr. Bradshaw sold those 30,000 shares at an average sale price of approximately $0.10 per share.

Item 4. Purpose of Transaction

The purpose of the acquisition of the securities by Mr. Bradshaw as of May 15, 2001 described in Item 3 of this Schedule 13D was for investment. As of May 15, 2001, October 23, 2003, November 30, 2004, and the date of this filing, Mr. Bradshaw did not, and does not, have any plans to acquire

[3]	Pursuant to Rule 13d-3, the percentage as of that date was 4.9%, which reflects the relationship that the number of shares of common stock of the issuer that the reporting person beneficially owned as of such date, 3,182,500, bore to the 63,782,412 shares of the common stock outstanding on October 31, 2004 (as reported in the issuer’s quarterly report on Form 10-QSB for the quarter ended September 30, 2004 and filed with the SEC on November 24, 2004.

additional shares, although he may do so from time to time in the future. Other than the acquisition as of May 15, 2001, Mr. Bradshaw did not have as of May 15, 2001, October 23, 2003, and November 30, 2004, and does not presently have, any plans or proposals which relate to or would result in any of the items listed in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

As of May 15, 2001, Mr. Bradshaw was the record and beneficial owner of 3,212,500 shares, or 5.19%,4 of the Issuer’s common stock, with respect to which he had sole voting, investment and dispositive power. On November 30, 2004, Mr. Bradshaw sold 30,000 shares of common stock of the Issuer on the market in accordance with Rule 144 at an average sale price of approximately $0.10 per share. Not including the shares discussed in footnote 1 to this Schedule 13D (Amendment No. 1), the beneficial ownership of which Mr. Bradshaw specifically disclaims, Mr. Bradshaw ceased to be the beneficial owner of more than five percent of the common stock of the Issuer as of such date. As of such date, Mr. Bradshaw was the record and beneficial owner of 3,182,500 shares, or 4.99%,5 of the Issuer’s common stock, with respect to which he had sole voting investment and dispositive power.

Mr. Bradshaw has not effected during the past sixty days any transactions in the class of securities reported on in this Schedule 13D. As of the filing date of this Schedule 13D (Amendment No. 1), Mr. Bradshaw is the record and beneficial owner of 652,500 shares, or 0.8%,6 of the Issuer’s common stock, with respect to which he has sole voting investment and dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

(a) Agreement and Plan of Reorganization dated as of May 9, 2001 by and between among others William Bradshaw and the Issuer. (Incorporated by reference to Exhibit 10.1 of Form 8-K filed with the SEC as of May 29, 2001.)

(b) None

[4]	Pursuant to Rule 13d-3, the percentage reflects the relationship that the number of shares of common stock of the Issuer that the reporting person beneficially owns bears to the 61,931,575 shares of the common stock outstanding on June 30, 2001 (as reported in the issuer’s quarterly report on Form 10-QSB for the quarter ended June 30, 2001 and filed with the SEC on August 20, 2001).
[5]	Pursuant to Rule 13d-3, the percentage reflects the relationship that the number of shares of common stock of the issuer that the reporting person beneficially owns bears to the 63,782,412 shares of the common stock outstanding on October 31, 2004 (as reported in the issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2004 and filed with the SEC on November 24, 2004).
[6]	See supra note 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: April 21, 2005

/s/ William B. Bradshaw
William B. Bradshaw